Exhibit 99.3

RELATED-PARTY TRANSACTIONS POLICY

1.                   Objective

1.1.               To determine the procedures to be followed by the companies METALÚRGICA GERDAU S.A. and GERDAU S.A. (“Companies”) when executing contracts with Related Parties.

2.                   Scope

2.1.               This Normative Document applies to all Gerdau Macroprocesses, Business Operations and Companies.

3.                   Definitions:

3.1.               Related Parties: (i) the direct or indirect subsidiaries, parent companies or associated companies of the Companies; (ii) the managers and direct and indirect controlling shareholders of the Companies, as well as their relatives to the third degree; and (iii) the companies that are controlled, associated and/or are administrated by the managers and/or the controlling shareholders of the Companies.

3.2.               The terms “transaction”, “transactions”, “contract”, “execution of contracts” and “contracts” are understood as operations through which the Companies, for example, buy, sell, finance, extend loans and take out loans, render and receive services, or in any other way enter into an obligation with a Related Party.

4.                   Guidelines

4.1.               All transactions with Related Parties must be documented and reported to the Accounting Information Management Department, with a description of the following information: (i) subject matter of the transaction; (ii) term; (iii) value; (iv) conditions for rescission and termination; (v) any influence the contract has on the management or execution of business at the Companies; and (vi) information on similar operations in the market in order to identify if the operation is being executed at conditions equal to those of third parties in terms of price, terms and guarantees.

4.2.               All transactions with Related Parties must be reported by the Companies on their financial statements.

4.3.               All transactions with Related Parties that constitute a material fact or event must be disclosed to the market in accordance with CVM Instruction 358 of January 3, 2002.

5.                   Responsibilities

5.1.               Board of Directors and Gerdau Executive Committee - CEG

5.1.1.           The board of directors and CEG must strive to ensure that any transactions with Related Parties are contracted at conditions that are strictly commutative or for adequate compensatory payment.

5.2.               Investor Relations Officer

5.2.1.           Must promote the broad disclosure to the market of contracts between the Company and its Related Parties whenever the execution of the contract constitutes a material fact or event, in accordance with the applicable regulations, or when disclosing the financial statements.

5.3.               Accounting Information Management Department

5.3.1.           Include in the notes to the Quarterly Information (ITR) a note on the transactions with related parties containing the information provided for in the accounting standards applicable to the Annual Information (DFP).

6.                   Miscellaneous

6.1.1.      Any cases of omissions in and exceptions and adjustments to this Policy must be submitted for approval by the Process Owner of the Legal Macroprocess and validated by the CEG.

6.1.2.      This Policy was approved in a meeting of the Board of Directors of the Companies held on May 02, 2012 and shall come into force immediately.